Interim Condensed Consolidated Financial Statements

For the three months ended June 30, 2024 and July 31, 2023

(Expressed in U.S. Dollars)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8-21

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the Three Months Ended June 30, 2024 and July 31, 2023.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. for the interim periods ended June 30, 2024 and July 31, 2023, have been prepared in accordance with accounting principles generally accepted in the United States of America and are the responsibility of the Company's management.

The Company's independent auditors, Davidson & Company LLP, have not performed a review of these interim condensed consolidated financial statements.

August 16, 2024

C21 INVESTMENTS INC.
Interim Condensed Consolidated Balance Sheets
(Expressed in U.S. dollars)

	June 30, 2024	March 31, 2024
	$	$
ASSETS
Current assets
Cash	3,107,507	3,260,568
Receivables	252,454	254,391
Inventory	3,300,346	2,866,054
Prepaid expenses and deposits	490,078	592,613
Assets classified as held for sale	1,155,320	1,164,696
	8,305,705	8,138,322
Non-current assets
Property and equipment	3,387,736	3,390,933
Right-of-use assets	8,621,250	8,746,825
Intangible assets	9,341,017	6,286,590
Goodwill	28,541,323	28,541,323
Deferred tax asset	121,843	121,843
Total assets	58,318,874	55,225,836

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,388,654	2,593,195
Convertible promissory notes	1,156,259	1,156,259
Convertible debentures - current portion	497,300	-
Income taxes payable	10,598,123	10,230,423
Deferred revenue	289,386	287,560
Lease liabilities - current portion	407,082	387,400
Liabilities classified as held for sale	385,320	392,320
	16,722,124	15,047,157
Non-current liabilities
Convertible debentures	1,542,379	-
Lease liabilities	9,009,837	9,120,396
Derivative liability	84,021	84,871
Total liabilities	27,358,361	24,252,424

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of June 30, 2024 and March 31, 2024, respectively	106,856,166	105,467,920
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,260,221)	(2,271,248)
Deficit	(74,263,573)	(72,851,401)
Total shareholders' equity	30,960,513	30,973,412
Total liabilities and shareholders' equity	58,318,874	55,225,836

Commitments (Note 17)

Contingencies (Note 20)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. dollars, except number of shares)

	Three months ended
	June 30, 2024	July 31, 2023
	$	$

Revenue	6,596,009	7,162,107
Cost of sales	4,565,310	4,331,192
Gross profit	2,030,699	2,830,915

Selling, general and administrative expenses	2,870,955	2,620,099

Income (loss) from operations	(840,256)	210,816

Accretion expense	(83,889)	-
Loss on disposal of assets	(32,496)	-
Interest expense	(52,863)	(3,956)
Other expense	(9,244)	(921)
Net income (loss) from continuing operations before income tax expense	(1,018,748)	205,939
Income tax expense	(367,700)	(602,674)
Net loss from continuing operations after income tax expense	(1,386,448)	(396,735)

Net loss from discontinued operations after income tax expense	(25,724)	(19,351)

Net loss	(1,412,172)	(416,086)

Other comprehensive income (loss):
Cumulative translation adjustment	11,027	(3,124)
Comprehensive loss	(1,401,145)	(419,210)

Basic and diluted loss per share from continuing operations	(0.01)	(0.00)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.01)	(0.00)
Weighted average number of common shares outstanding - basic and diluted	120,047,814	120,047,814

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, April 30, 2023	120,047,814	105,451,299	628,141	(2,280,037)	(69,942,757)	33,856,646
Share-based compensation	-	5,595	-	-	-	5,595
Net loss and other comprehensive income for the period	-	-	-	(3,124)	(416,086)	(419,210)
Balance, July 31, 2023	120,047,814	105,456,894	628,141	(2,283,161)	(70,358,843)	33,443,031
Share-based compensation	-	11,026	-	-	-	11,026
Net loss and other comprehensive income for the period	-	-	-	11,105	(2,418,154)	(2,407,049)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and other comprehensive income for the period	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028				966,028
Share-based compensation	-	422,218	-	-	-	422,218
Net loss and other comprehensive income for the period	-	-	-	11,027	(1,412,172)	(1,401,145)
Balance, June 30, 2024	120,047,814	106,856,166	628,141	(2,260,221)	(74,263,573)	30,960,513

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(1,386,448)	(396,735)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	83,889	-
Amortization of right-of-use assets	125,575	130,289
Depreciation and amortization	379,522	346,294
Foreign exchange gain	-	133
Loss on disposal of assets	32,496	-
Interest expense	52,863	3,956
Share-based compensation	422,218	5,595
Changes in operating assets and liabilities:
Receivables	1,937	113,078
Inventory	(310,173)	597,234
Prepaid expenses and deposits	102,535	257,030
Accounts payable and accrued liabilities	805,415	11,833
Income taxes payable	367,700	602,674
Deferred revenue	1,826	76,028
Lease liabilities	(90,877)	(97,623)
Cash provided by operating activities of continuing operations	588,478	1,649,786
Cash (used in) provided by operating activities of discontinued operations	(27,477)	36,400

INVESTING ACTIVITIES
Purchases of property and equipment	(169,660)	(202,181)
Purchases of intangible assets	(3,413,647)	-
Proceeds from termination of sales-type lease and disposal of licenses	1,500	-
Cash used in investing activities of continuing operations	(3,581,807)	(202,181)
Cash used in investing activities of discontinued operations	-	-

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	2,920,562	-
Principal repayments on promissory note payable	-	(1,013,333)
Interest paid in cash	(52,863)	(11,868)
Cash provided by (used in) financing activities of continuing operations	2,867,699	(1,025,201)
Cash used in financing activities of discontinued operations	(11,387)	(11,388)

Effect of foreign exchange on cash	11,433	(1,668)
Change in cash during the period	(153,061)	445,748
Cash, beginning of period	3,260,568	1,827,829
Cash, end of period	3,107,507	2,273,577

Supplemental disclosure of cash flow information:
Income tax paid in cash	-	-
Interest paid in cash	52,863	11,868

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially also had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at June 30, 2024, the Company had a working capital deficiency of $8,416,419 (March 31, 2024 - $6,908,835) and an accumulated deficit of $74,263,573 (March 31, 2024 - $72,851,401). However, the Company has been generating positive cash flows from operations. During the three months ended June 30, 2024 and July 31, 2023, cash provided by operating activities was $561,001 and $1,686,186, respectively.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements for the three months ended June 30, 2024 and July 31, 2023 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at June 30, 2024 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have transition year of two months from February 1, 2024 to March 31, 2024. The Company's first full financial year under the new schedule covers the twelve months ended March 31, 2025.

In accordance with Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations, the comparative interim period presented in these consolidated financial statements is the three months ended July 31, 2023.

3. ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 3 to the consolidated financial statements for the years ended March 31, 2024 and January 31, 2024. There have been no material changes to the Company's significant accounting policies.

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and the U.S. Securities and Exchange Commission did not or are not believed by management to have a material effect on the Company's present or future financial statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses.  The purchase price in connection with the dispensary acquisition was $3,500,000 and was fully paid to Deep Roots Harvest, Inc. during the three months ended June 30, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

5. DISCONTINUED OPERATIONS

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

Property and equipment include a building and fixtures previously used for cannabis operations. Long-term debt consists of a mortgage on the building held for sale, which was secured on February 1, 2015, and matures on January 1, 2025. The mortgage carries a fixed interest rate of 4.5% with monthly payments. For the three months ended June 30, 2024 and July 31, 2023, interest expense on long-term debt was $4,387 and $4,670, respectively. During the three months ended June 30, 2024 and July 31, 2023, repayments of $11,387 and $11,388 were made towards the long-term debt.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	June 30, 2024	March 31, 2024
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	15,803	25,179
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,155,320	1,164,696

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	385,320	392,320
Total liabilities classified as held for sale	385,320	392,320

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

A summary of the Company's net loss from discontinued operations is as follows:

	Three months ended
	June 30, 2024	July 31, 2023

Expenses
Selling, general and administrative expenses	21,337	14,681
Interest expense	4,387	4,670
Net loss from discontinued operations before income tax expense	(25,724)	(19,351)
Income tax recovery	-	-
Net loss from discontinued operations after income tax expense	(25,724)	(19,351)

A summary of the Company's cash flows from discontinued operations is as follows:

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
Net cash (used in) provided by operating activities of discontinued operations	(27,477)	36,400
Net cash used in investing activities of discontinued operations	-	-
Net cash used in financing activities of discontinued operations	(11,387)	(11,388)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	June 30, 2024	March 31, 2024
	$	$
Taxes receivable	26,274	16,368
Trade receivables	226,180	238,023
	252,454	254,391

There was no provision for expected credit losses on trade receivables as at June 30, 2024 and March 31, 2024.

7. INVENTORY

A summary of the Company's inventory is as follows:

	June 30, 2024	March 31, 2024
	$	$
Finished goods	1,843,933	1,549,425
Work in process	1,274,048	1,136,096
Raw materials	182,365	180,533
	3,300,346	2,866,054

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	June 30, 2024	March 31, 2024
	$	$
Land	500,000	500,000
Leasehold improvements	2,107,228	2,057,964
Furniture and fixtures	416,284	361,580
Computer equipment	6,659	6,659
Machinery and equipment	2,454,357	2,419,927
	5,484,528	5,346,130
Less: Accumulated depreciation	(2,096,792)	(1,955,197)
	3,387,736	3,390,933

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired machinery and equipment, furniture and fixtures, and leasehold improvements with a fair value of $86,353.

Total depreciation of property and equipment for the three months ended June 30, 2024 was $144,422 (three months ended July 31, 2023 - $134,525). During the three months ended June 30, 2024, $121,846 (three months ended July 31, 2023 - $118,686) of the total depreciation was allocated to inventory.

During the three months ended June 30, 2024, the Company disposed of equipment with total cost of $36,822 and accumulated depreciation of $2,826, receiving $1,500 in cash. As a result, the Company recorded $32,496 as loss on disposal of assets.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

9. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	June 30, 2024	March 31, 2024
	$	$
Licenses	15,423,919	12,010,274
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,609,166	14,195,521
Less: accumulated amortization	(8,268,149)	(7,908,931)
	9,341,017	6,286,590

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired two licenses with total fair value of $3,413,647.

During the three months ended June 30, 2024, the Company recognized amortization expense on intangible assets of $359,219 (three months ended July 31, 2023 - $332,722). Of the total amortization expense, $2,273 (three months ended July 31, 2023 - $2,267) was allocated to inventory.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

9. INTANGIBLE ASSETS AND GOODWILL (continued)

b) Goodwill

As at June 30, 2024 and March 31, 2024, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the three months ended June 30, 2024 and July 31, 2023.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	June 30, 2024	March 31, 2024
	$	$
Accounts payable	2,075,363	1,456,637
Accrued liabilities	700,791	524,058
EFF settlement accrual (Note 20)	612,500	612,500
	3,388,654	2,593,195

11. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placement	1,954,534
Accretion	83,889
Interest	52,863
Repayment	(52,863)
Effect of foreign exchange	1,256
Balance, June 30, 2024	2,039,679

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842 Leases. A summary of the Company's active leases under contract as at June 30, 2024 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	8.43	Operating lease
Silver State Relief LLC (Sparks)	Land and building	12.43	Operating lease
Silver State Relief LLC (Fernley)	Land and building	12.43	Operating lease

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

12. LEASE LIABILITIES (continued)

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the year ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

For the three months ended June 30, 2024, and July 31, 2023, the Company incurred operating lease costs of $362,517 and $350,936, respectively. Of these amounts, $203,092 and $203,092 were allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	June 30, 2024	March 31, 2024
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.37	10.61

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at June 30, 2024 is as follows:

Year ending March 31,	$
2025	993,289
2026	1,360,740
2027	1,401,562
2028	1,443,609
2029	1,486,918
Thereafter	8,985,938
Total undiscounted lease liabilities	15,672,056
Effects of discounting	(6,255,137)
Total present value of minimum lease payments	9,416,919
Current portion of lease liability	407,082
Lease liabilities	9,009,837

As at June 30, 2024, the Company has total undiscounted lease liabilities of $15,672,056 (March 31, 2024 - $15,999,875) pertaining to lease liabilities.

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2024	108,233
Gain on change in fair value of derivative liability	(22,189)
Effect of foreign exchange	(1,173)
Balance, March 31, 2024	84,871
Effect of foreign exchange	(850)
Balance, June 30, 2024	84,021

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY (continued)

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at June 30, 2024, the total number of remaining earn out shares is 1,207,200 (March 31, 2024 - 1,207,200).

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, March 31, 2024 and January 31, 2024	120,047,814	105,467,920
Warrants issued in private placement	-	966,028
Share-based compensation	-	422,218
Balance, June 30, 2024	120,047,814	106,856,166

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at June 30, 2024, shares issued pursuant to this commitment total 1,184,407 shares (March 31, 2024 - 1,184,407 shares).

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2024	1,200,000	1.50	0.31
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	2.35
Expired	(1,200,000)	1.50	-
Balance, June 30, 2024	4,000,000	0.55	2.35

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. The allocated value of these warrants is $966,028.

A summary of the Company's outstanding and exercisable warrants as at June 30, 2024, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

As at June 30, 2024 and March 31, 2024, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2024	1,100,000	0.84	0.88
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	2.87
Balance, June 30, 2024	6,525,000	0.58	2.46

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,544,676.

A summary of the Company's stock options outstanding and exercisable as at June 30, 2024, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	600,000
May 13, 2027	0.53	5,425,000	1,808,333
	0.58	6,525,000	2,908,333

As at June 30, 2024 and March 31, 2024, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three months ended June 30, 2024 and July 31, 2023, the Company recorded share-based compensation expense on vesting of stock options of $422,218 and $5,595, respectively.

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended June 30, 2024:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
Accounting and legal	150,002	359,609
Depreciation and amortization	379,522	346,294
License fees, taxes, and insurance	370,311	441,770
Office facilities and administrative	138,584	112,051
Operating lease costs	159,425	147,844
Other expenses	52,821	350,283
Professional fees and consulting	151,727	110,122
Salaries and wages	984,664	731,026
Sales, marketing, and promotion	39,760	17,284
Share-based compensation	422,218	5,595
Shareholder communications	7,481	2,845
Travel and entertainment expense (recovery)	14,440	(4,624)
	2,870,955	2,620,099

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for the three months ended June 30, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	6,596,009	-	6,596,009
Gross profit	2,030,699	-	2,030,699
Operating expenses:
General and administration	(1,225,930)	(644,100)	(1,870,030)
Sales, marketing, and promotion	(39,760)	-	(39,760)
Operating lease cost	(159,425)	-	(159,425)
Depreciation and amortization	(356,493)	(23,029)	(379,522)
Share-based compensation	-	(422,218)	(422,218)
Interest expense and others	(22,456)	(156,036)	(178,492)
Net income (loss) from continuing operations before income tax expense	226,635	(1,245,383)	(1,018,748)

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the three months ended July 31, 2023 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	7,162,107	-	7,162,107
Gross profit	2,830,915	-	2,830,915
Operating expenses:
General and administration	(1,278,963)	(824,119)	(2,103,082)
Sales, marketing, and promotion	(17,284)	-	(17,284)
Operating lease cost	(147,844)	-	(147,844)
Depreciation and amortization	(323,265)	(23,029)	(346,294)
Share-based compensation	-	(5,595)	(5,595)
Interest expense and others	(1,051)	(3,826)	(4,877)
Net income (loss) from continuing operations before income tax expense	1,062,508	(856,569)	205,939

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

Entity-wide disclosures

All revenue for the three months ended June 30, 2024 and July 31, 2023 was earned in the United States.

For the three months ended June 30, 2024 and July 31, 2023, no customer represented more than 10% of the Company's net revenue. As at June 30, 2024 and March 31, 2024, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	June 30, 2024	March 31, 2024
	$	$
Nevada	11,508,986	11,637,758
Discontinued operations (Oregon)	500,000	500,000
	12,008,986	12,137,758

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at June 30, 2024 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2025	349,210	445,549	794,759
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,898	4,473,245	8,035,143
	5,805,477	7,346,117	13,151,594

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	June 30, 2024	March 31, 2024
	$	$
Lease liabilities due to a company controlled by the CEO	4,849,723	4,917,482
Due to the CFO	699	770
	4,850,422	4,918,252

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
Consulting fees paid to a director	15,000	-
Amounts paid to CEO or companies controlled by CEO for leases	190,134	292,808
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	1,025,202
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154
Salary paid to directors and officers	105,616	97,583
Share-based compensation	249,050	5,596
	605,954	1,467,343

On June 5, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
Net loss from continuing operations after income taxes	(1,386,448)	(396,735)
Net loss from discontinued operations after income taxes	(25,724)	(19,351)
Net loss	(1,412,172)	(416,086)

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	793,093	2,833,093
Diluted weighted average number of common shares outstanding	120,840,907	122,880,907

Basic and diluted loss per share, continuing operations	(0.01)	(0.00)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.01)	(0.00)

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE (continued)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the three months ended June 30, 2024 and July 31, 2023, the number of warrants excluded from the computation was nil and 1,200,000, respectively. For the three months ended June 30, 2024 and July 31, 2023, the number of stock options excluded from the computation was 2,908,333 and 4,409,998 respectively. In addition, for the three months ended June 30, 2024 and July 31, 2023, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876. Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2024 and July 31, 2023 (Expressed in U.S. dollars, except as noted)

20. CONTINGENCIES (continued)

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The trial date was removed due to lack of prosecution by Plaintiffs. It is too early to predict the resolution of the claims and counterclaims.

21. INCOME TAXES

A summary of the Company's income tax expense and effective tax rate is as follows:

	Three months ended
	June 30, 2024	July 31, 2023
	$	$
Net income (loss) from continuing operations before income taxes	(1,018,748)	205,939
Income tax expense	367,700	602,674
Effective tax rate	-36%	293%

The Company is subject to income taxes in the United States and Canada. The Company has computed its provision for income taxes based on the actual effective tax rate for the quarter as management believes this is the best estimate for the annual effective tax rate. Significant judgment is required in evaluating the Company's uncertain tax position and determining the provision for income taxes.

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at June 30, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	84,021	84,021

Fair value measurements at March 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	84,871	84,871

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.